ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.: 333-270034
Date:  April 10, 2023

444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-06

PolyMet closes successful rights offering

St. Paul, Minn., April 10, 2023 – PolyMet Mining Corp. (“PolyMet” or the “company”) (TSX: POM; NYSE American: PLM) announces the successful completion of its rights offering, which expired at 5:00 p.m. (Toronto time) on April 4, 2023.  The company issued the full allotment of 92,606,635 common shares pursuant to the rights offering for gross proceeds of approximately US$195 million.

 The proceeds of the rights offering and standby commitment have been used to repay all of PolyMet's unsecured and secured and convertible debt owed to Glencore AG ("Glencore") and costs related to the rights offering, and are also intended to fund the company's portion of NewRange Copper Nickel LLC, a 50/50 joint venture the company entered into with Teck Resources Limited ("Teck") on February 14, 2023, that places PolyMet's NorthMet resource and Teck's Mesaba resource under single management, and general corporate purposes.

"We now have a balance sheet free of debt and a strong cash position to support our interest in NewRange Copper Nickel as it progresses towards a sanctioning and construction decision for  the NorthMet Project and further assesses the Mesaba resource," said Jon Cherry, chairman, president and CEO. "NewRange gives Minnesota a leading opportunity to deliver critical minerals for North America's clean energy transition. We thank our shareholders who participated in this rights offering and appreciate Glencore's longstanding and continued technical and financial support to make this possible."

Glencore, who as previously disclosed, agreed, subject to certain terms and conditions and limitations, to exercise its basic subscription right in full and purchase all unsubscribed common shares in the rights offering pursuant to a standby commitment. Glencore acquired 87,798,370 common shares pursuant to the rights offering. Following completion of the rights offering, Glencore now owns 159,806,774 PolyMet common shares, which represents approximately 82.19% of the company's total issued outstanding common shares.

The common shares were purchased at the subscription price of US$2.11 per share. Details of the results are as follows:

	Shares Allotted	Value US$
Basic Subscriptions	70,050,425	147,806,397
Additional Subscription	335,058	706,972
Standby Commitment	22,221,152	46,886,631
Total	92,606,635	195,400,000

The shares subscribed for pursuant to the rights offering will be delivered within five business days from today, in the same form existing shares are held by Computershare, by DRS advice, or by broker, nominee or custodian.

New director named to Board

PolyMet also announces the appointment of Glencore executive John Burton to the board of directors. Mr. Burton is the company secretary of Glencore and leads a team that focuses on excellence in Glencore’s governance arrangements across a wide range of subsidiaries and joint ventures globally, and advises Glencore’s businesses on acquisitions, divestments and equity investments. His is one of three Glencore seats on the board, filling the seat recently vacated by Roberto Huby.

"We look forward to benefitting from Mr. Burton’s deep and expansive business experiences as we enter this new era with the NewRange Copper Nickel joint venture and the many opportunities that are in front of us,” Cherry said.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world’s major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the anticipated benefits of the 50/50 joint venture and the company's expectations with respect to the future development of NorthMet and Mesaba. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals, the outcome of the development of the NorthMet and Mesaba projects, and the outcome of any financing required to raise the funds for PolyMet's share of the initial work program and Glencore's funding commitment. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.

About Glencore and its holdings in PolyMet

Glencore is one of the world's largest global diversified natural resource companies and a major producer and marketer of more than 60 commodities that advance everyday life. Through a network of assets, customers and suppliers that spans the globe, Glencore produces, processes, recycles, sources, markets and distributes the commodities that support decarbonization while meeting the energy needs of today.

With around 140,000 employees and contractors and a strong footprint in over 35 countries in both established and emerging regions for natural resources,  Glencore marketing and industrial activities are supported by a global network of more than 40 offices.

Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. Glencore also provides financing, logistics and other services to producers and consumers of commodities.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals. We are an active participant in the Extractive Industries Transparency Initiative.

Glencore recognizes its responsibility to contribute to the global effort to achieve the goals of the Paris Agreement by decarbonizing its own operational footprint. Glencore believes in taking a holistic approach and considers its commitment through the lens of the company's global industrial emissions. Against a 2019 baseline, the company is committed to reducing its Scope 1, 2 and 3 industrial emissions by 15% by the end of 2026, 50% by the end of 2035 and have an ambition to achieve net zero industrial emissions by the end of 2050. For more detail see Glencore's 2022 Climate Report on the publication page at glencore.com/publications.

Prior to the completion of the rights offering Glencore held 72,008,404 common shares, representing approximately 70.8% of the issued and outstanding common shares.

In addition, Glencore also held : (i) convertible debentures (the "2020 Convertible Debentures") in the aggregate principal amount of US$30,000,000; (ii) a convertible debenture (the "2021 Convertible Debenture") in the aggregate principal amount of US$10,000,000; (iii) convertible debentures (the "2022 Convertible Debentures", and collectively with the 2020 Convertible Debenture and the 2021 Convertible Debentures, the "Convertible Debentures") in the aggregate principal amount of US$40,000,000, for an aggregate principal amount of US$80,000,000; and (v) a promissory note (the "Promissory Note", and collectively with the Convertible Debentures, the "Glencore Debt") in the principal amount of US$10,000,000.

Following the completion of the rights offering, and 4,808,265 common shares issued to other shareholders under the rights offering, Glencore holds 159,806,774 common shares, representing approximately 82.19% of the issued and outstanding common shares. The Glencore Debt, aggregate principal amount of US$90,000,000 (C$ $121,302,000) with accrued interest of US$7,975,864(C$10,749,869.50), was repaid from the proceeds of the rights offering. Glencore also received a fee at the closing of the rights offering of US$5,862,000 (C$7,900,803.60), which is equal to 3.0% of the total funds committed by Glencore.

Pursuant to a purchase warrant (the "2019 Warrant"), Glencore was entitled to purchase 745,306 common shares with an exercise price of US$6.3840 (C$8.6043552). Customary anti-dilution provisions of the 2019 Warrant, which were triggered by the Rights Offering, adjusted the number of common shares issuable to Glencore to 811,190 common shares and the exercise price was reduced from US$0.6384 to US$5.8655.  Assuming exercise of the 2019 Warrant but excluding issuance of common shares committed under existing compensation arrangements, Glencore would hold a total of 160,617,964 common shares, representing approximately 82.26% of the common shares on a partially diluted basis (assuming no other common shares committed under existing compensation arrangements were issued by PolyMet).

For the purposes of this Early Warning Report, the number and percentages of outstanding common shares held by Glencore following completion of the Rights Offering is based on 194,435,499 outstanding common shares following the completion of the rights offering.

Glencore entered into the standby commitment  in the context of its overall investment purposes, as well as discussions and negotiations between PolyMet and Glencore and their respective advisors, which occurred throughout 2022 and 2023. Glencore will continue to review its investment alternatives from time to time and may increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws.

For further background information, reference is made to the circular filed on SEDAR in connection with the rights offering.

The proceeds of the rights offering were used to, among other things, repay the Glencore Debt. The rights offering therefore reduced the Glencore Debt to nil. As described above, Glencore acquired additional common shares under the rights offering.

Glencore holds common shares for investment purposes. Pursuant to the Investor Rights and Governance Agreement between PolyMet and Glencore ("IRA"), Glencore has the right to participate in future rights offerings of PolyMet and acquire additional common shares or other securities.

Glencore has no current intention to take PolyMet private.

Any decision by Glencore to take PolyMet private and the timing of any such take private transaction will depend on various factors, including: (i) Glencore's ongoing assessment of material capital investment required to deliver on PolyMet's obligations with respect to NewRange Copper Nickel LLC over the near-term; (ii) market conditions, general economic conditions, political conditions, or industry conditions; (iii) trading prices of PolyMet's securities and the ongoing efficacy of publicly listed shares as a channel for financing PolyMet's activities, taking into account the amount of participation by other holders under the rights offering; and (iv) PolyMet's business, financial condition and prospects. Glencore will weigh these factors from time to time to assess whether PolyMet's ability to obtain financing from outside sources justifies the ongoing costs of maintaining its status as a listed public company.

Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore at the telephone number and address listed below.

Glencore is providing the information above pursuant to the early warning requirements of applicable Canadian securities laws.

For further Glencore information, please contact:

Media

Charles Watenphul

Tel: +41 41 709 24 62
M: +41 79 904 33 20

charles.watenphul@glencore.com

Investor Relations

Martin Fewings

Tel: +41 41 709 28 80
M: +41 79 737 56 42

martin.fewings@glencore.com